SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                           ______________________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                              RCN CORPORATION
______________________________________________________________________________
           (Exact name of registrant as specified in its charter)

              Delaware                                   22-3498533
(State of Incorporation or Organization)      (IRS Employer Identification No.)


105 Carnegie Center Princeton, New Jersey                 08540-6215
_______________________________________________________________________________
(Address of principal executive offices)                  (Zip Code)


If this form relates to the                     If this form relates to the
registration of a class of                      registration of a class of
securities pursuant to Section                  securities pursuant to
12(b) of the Exchange Act and                   Section 12(g) of the
is effective pursuant to                        Exchange Act and is
General Instruction A.(c),                      effective pursuant to
please check the following                      General Instruction A.(d),
box.|X|                                         please check the following
                                                box. |_|

Securities Act registration statement file number to which this form relates:  N/A
             _______________
             (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                          Name of each exchange on which
   to be so registered:                         each class is to be registered:

   Preferred Stock Purchase Rights              The NASDAQ Stock Market

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
______________________________________________________________________________
                              (Title of Class)




Item 1.     Description of Securities To Be Registered.

            On December 4, 2001, the Board of Directors of RCN Corporation (the "Company") authorized and declared a dividend distribution of one right (a "Class A Right") for each share of Class A common stock, par value $1.00 per share, of the Company (the "Class A Common Stock" or "Voting Common Stock") and one right (a "Class B Right" and, together with the Class A Rights, the "Rights") for each share of Class B common stock, par value $1.00 per share, of the Company (the "Class B Common Stock" or "Nonvoting Common Stock" and, together with the Class A Common Stock, the "Common Stock") to stockholders of record at the close of business on December 17, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series C Junior Participating Preferred Stock, no par value (the "Series C Preferred Stock") at a Purchase Price of $30 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and HSBC Bank USA, a banking corporation and trust company duly organized and validly existing under the laws of the State of New York, as Rights Agent.

            Initially, the Class A Rights will be attached to all Class A Common Stock certificates representing shares then outstanding and the Class B Rights will be attached to all Class B Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Voting Capital Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

            Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

            The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 5, 2011 (the "Expiration Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors or with respect to shares of Common Stock which are issued after the Record Date but prior to the Expiration Date upon the conversion of any shares of Series B Preferred Stock, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

            In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise,
(i) Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Class A Right or (ii) Class B Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Class B Right . Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            For example, at an exercise price of $30 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $60 worth of Common Stock (or other consideration, as noted above) for $30. Assuming that the Common Stock had a per share value of $3 at such time, the holder of each valid Right would be entitled to purchase 20 shares of Common Stock for $30.

            In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            At any time until the tenth business day after a Stock Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $0.001 per Right, (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 Redemption Price.

            At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Voting Capital, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

            Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

            As of November 30, 2001, there were 97,154,381 shares of Common Stock of the Company issued and outstanding, 513,615 shares of Class A Common Stock of the Company in the treasury, no shares of Class B Common Stock of the Company in the treasury, 297,980 shares of Series A 7% convertible preferred stock of the Company in the treasury and 1,842,403 shares of Series B 7% convertible preferred stock of the Company in the treasury. As of November 30, 2001, options to purchase 10,155,797 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on December 17, 2001, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 4,100,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

            The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

            The Rights Agreement, dated as of December 5, 2001, between the Company and HSBC Bank USA, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.           Exhibits.

   1 Rights Agreement, dated as of December 5, 2001, between RCN Corporation and HSBC Bank USA, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Series C Junior Participating Preferred Stock as Exhibit A thereto, the form of Rights Certificates as Exhibit B thereto, and the Summary of Rights as Exhibit C thereto. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).




                                 SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2001                 RCN CORPORATION


                                        By:   /s/ John J. Jones
                                           ----------------------------------
                                             Name: John J. Jones
                                             Title: Executive Vice President
                                                    and General Counsel




                               EXHIBIT INDEX



    Exhibit     Description
    -------     -----------
       1        Rights Agreement, dated as of December 5, 2001, between RCN
                Corporation and HSBC Bank USA, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Series C Junior Participating Preferred Stock as
                Exhibit A thereto, the form of Rights Certificates as Exhibit B thereto, and the Summary of Rights as Exhibit C thereto. Pursuant to the Rights Agreement, printed Rights
                Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights
                Agreement).